UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-46655

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/16 AND ENDING 12/31/16
                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY

FIRM I.D. NO.

30 Hudson Street
                                   (No. and Street)

Jersey City   New Jersey   07302
   (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Marie Hansen   201-585-6215
                                                   (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
                        (Name – if individual, state last, first, middle name)

300 Madison Avenue   New York   NY   10017
    (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

 ✓ Certified Public Accountant

 Public Accountant

 Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)   **Potential persons who are to respond to the collection of
Information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Marta Hansen _____ _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of New York Life Distributors LLC _____ , as of December 31 _____ , 20 16 ___ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____   _____   _____

_____   _____   _____

Michele Bogner
Notary Public of NJ
My Commission Expires Dec. 10, 2019

_____
Signature

Director
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NYLIFE Distributors LLC

(An affiliate of New York Life Insurance Company)
Statement of Financial Condition
December 31, 2016

NYLIFE Distributors LLC
(An affiliate of New York Life Insurance Company)
Index
December 31, 2016



Report of Independent Registered Public Accounting Firm

To the Management of NYLIFE Distributors LLC:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of NYLIFE Distributors LLC ("the Company") as of December 31, 2016 in conformity with accounting principles generally accepted in the United States of America. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit of this statement of financial condition in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

As discussed in Note 7 to the financial statements, a 14 month capital contribution commitment in the amount of $90 million was approved by the Sole Member of NYL Insurance Company on December 1, 2016 covering the period of January 1, 2017 through February 28, 2018.

PricewaterhouseCoopers LLP

February 28, 2017

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

NYLIFE Distributors LLC
(An affiliate of New York Life Insurance Company)
Statement of Financial Condition
December 31, 2016

(In thousands)

Assets		
Cash and cash equivalents	$	49,841
Investments in affiliated mutual funds - at fair value		19,700
Receivable from affiliated mutual funds		10,961
Receivable from unaffiliated mutual funds		308
Receivable from affiliates		567
Other assets		1,576
Deferred distribution costs, net of		
accumulated amortization of $16,281		14,377
Total assets	$	97,330
Liabilities and Member's Equity		
Payable to affiliates	$	40,245
Accounts payable and accrued liabilities		7,455
Federal income taxes payable to New York Life Insurance Company		278
Deferred income taxes payable to NYLIC, net		3,396
Total liabilities		51,374
Member's equity		45,956
Total liabilities and member's equity	$	97,330

The accompanying notes are an integral part of these financial statements

NYLIFE Distributors LLC
(An affiliate of New York Life Insurance Company)
Notes to Statement of Financial Condition
December 31, 2016

(In thousands)

1. ### Organization and Business

   NYLIFE Distributors LLC (the "Company") is a Delaware limited liability company and a wholly owned subsidiary of New York Life Investment Management Holdings LLC ("Holdings"), which is a wholly owned subsidiary of New York Life Insurance Company ("NYLIC"). The Company is registered with the Securities and Exchange Commission (the "SEC") as a broker-dealer and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a member of the Securities Investor Protection Corporation as a requirement of its membership with FINRA.

   The Company acts as principal underwriter and agent for the distribution and sale of shares of a number of affiliated mutual funds including the MainStay Funds, IndexIQ ETFs and their mutual fund, and a number of the Private Advisors Funds pursuant to various distribution agreements with the funds. The Company does not carry customer accounts or effect customer transactions and does not accept any customer funds or securities for deposit into any of the Company's accounts. The Company is exempt from the provision of Rule 15c3-3 under the Securities Exchange Act of 1934 in accordance with Section k(1).

2. ### Basis of Presentation

   The accompanying financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

3. ### Summary of Significant Accounting Policies

   #### Use of Estimates
   The preparation of this financial statement in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

   #### Cash Equivalents
   Investments with remaining maturities of three months or less at the date of purchase are considered cash equivalents and are carried at fair value.

   #### Investments
   The Company's investments in affiliated mutual funds are carried at fair value. Investments in affiliated mutual funds are valued at net asset value, as reported.

   #### Deferred Sales Commissions
   Commissions paid to financial intermediaries in connection with the sales of shares of Class B and Class C affiliated mutual funds are capitalized as deferred sales commissions, and amortized on a straight line basis over a six, four, or one year period, representing the periods during which commissions are generally recovered from redemption of Contingent Deferred Sales Charges ("CDSC") fees and 12b-1. The deferred sales commissions were evaluated for recoverability at December 31, 2016. The Company's analysis indicated that no impairment had occurred and as a

NYLIFE Distributors LLC
(An affiliate of New York Life Insurance Company)
Notes to Statement of Financial Condition
December 31, 2016

(in thousands)

result no change to the carrying amount was required. Deferred sales commissions are included in deferred distribution costs in the accompanying Statement of Financial Condition.

Deferred Distribution Costs
Certain mutual fund distribution costs, principally commissions paid to brokers, are capitalized when paid and amortized over four to six years. Fees that contractually recoup the deferred costs, primarily 12b-1 fees, are received over a six to eight year period.

Other Assets
Other assets consist primarily of prepaid commissions with the Company's Administrator, Boston Financial Data Services and payments made to FINRA for Registered Representative licensing fees.

Distribution, Service, and Redemption Fee Revenues
The Company earns distribution, service and redemption "CDSC" fees pursuant to the terms of various agreements with several affiliated mutual funds, as well as unaffiliated fund families, to reimburse the Company for the costs of marketing and selling fund shares and servicing funds. The fees are generally determined as a percentage of client assets outstanding and include amounts earned for providing shareholder servicing, including recordkeeping and administration. CDSC fees received from shareholders of affiliated mutual funds upon redemption of their shares are recorded as revenue as of the trade date of the related mutual fund share redemption. The Company receives a CDSC fee on redemptions of certain products it distributes for which no initial sales charge was received, at rates that decline from 5.0% to 0% of the net asset value of shares redeemed over a six year period. These rates are specified in the prospectus at the time of sale. At December 31, 2016, amounts receivable under these agreements was $287 and is included in Other Assets in the accompanying Statement of Financial Condition.

Other Fees
Other fee income consists of platform fees paid by our affiliate NYLIM Service Company LLC ("NYLIM Services") from affiliated mutual funds.

Commissions and Network Fees Expenses
When the Company enters into arrangements with broker-dealers or other third parties to sell or market affiliated mutual fund shares, commissions, trails, and shareholder administrative service costs are accrued when incurred. Amounts paid and owed to related parties are described in Note 7 – Related Party Transactions.

Service fees from Affiliates
Affiliated service fees are recorded as incurred based on the terms of the individual agreements with affiliates, as described in Note 7 – Related Party transactions.

Income Taxes

For U.S. federal income tax purposes, the Company is treated as a limited liability company whose federal taxable income or loss flows through to NYLIC, and is included in the group's U.S. federal consolidated income tax return. The tax allocation agreement provides that the Company is allocated its share of the consolidated tax provision or benefit, determined generally on a separate

NYLIFE Distributors LLC
(An affiliate of New York Life Insurance Company)
Notes to Statement of Financial Condition
December 31, 2016

(in thousands)

company basis and may, where applicable, include the tax benefits of operating or capital losses utilizable in NYLIC's consolidated return. Intercompany tax balances are generally settled quarterly on an estimated basis with a final settlement within 30 days of the filing of the consolidated return. Current federal income taxes are charged or credited to operations based upon amounts estimated to be payable or recoverable as a result of taxable operations for the current year and any adjustments to such estimates from prior years.

State and local tax returns are generally filed separately. In those cases where the Company's results are included with NYLIC's state tax filings, the Company is charged or credited for state taxes paid by NYLIC only to the extent that the Company's income/loss increases or reduces NYLIC's state tax liability. However, in years where NYLIC's own income level requires it to pay a flat state tax and the Company's income/loss does not affect NYLIC's state tax liability, no state tax liability or benefit is allocated to the Company pursuant to the tax allocation agreement.

Deferred federal income tax assets and liabilities are recognized for expected future tax impact of temporary differences between GAAP and taxable income. Temporary differences are identified and measured using a balance sheet approach whereby GAAP and tax balance sheets are compared. Deferred income taxes are generally recognized based on enacted tax rates and a valuation allowance is recorded if it is more likely than not that any portion of the deferred tax asset will not be realized.

Guarantees
In the normal course of business, the Company enters into contracts that contain a variety of representations, warranties and indemnifications. The Company's maximum exposure under these arrangements is unknown and includes potential future claims that may be made against the Company. However, based on experience, the Company expects the risk of loss to be remote.

Fair Value Measurements
For fair values of various assets refer to Note 6 – Fair Value Measurements.

4. **Business Risks and Uncertainties**

Weak market performance may adversely affect sales of affiliated mutual funds and cause potential purchasers of the funds to refrain from new or additional investments, and may cause current investors to withdraw from the market or reduce their rates of ongoing investment. Revenues of the Company are to a large extent based on fees related to the value of shareholder investments in affiliated mutual funds. Consequently, poor equity market performance limits fee revenues and could impact the carrying value of certain assets.

The Company relies on computer systems to conduct business, including customer service, marketing and sales activities, customer relationship management and producing financial statements. While the Company has policies, procedures, automation and backup plans and facilities designed to prevent or limit the effect of failure, its computer systems may be vulnerable to disruptions or breaches as the result of natural disasters, man-made disasters, criminal activity, pandemics, or other events beyond its control. The failure of the Company's computer systems for any reason could disrupt its operations, result in the loss of customer business and adversely

NYLIFE Distributors LLC
(An affiliate of New York Life Insurance Company)
Notes to Statement of Financial Condition
December 31, 2016

(in thousands)

impact its profitability. A computer system failure or security breach could disrupt the Company's business, damage its reputation and adversely impact its profitability.

The Company retains confidential information on its computer systems, including customer information and proprietary business information. Any compromise of the security of the Company's computer systems that results in the disclosure of personally identifiable customer information could damage the Company's reputation, expose the Company to litigation and regulatory action, increase regulatory scrutiny and require it to incur significant technical, legal and other expenses.

5.   Recent Accounting Pronouncements

Future Adoption of New Accounting Pronouncements

In January 2016, the FASB issued updated guidance that changes the rules regarding recognition and measurement of financial assets and financial liabilities. Amongst other changes, the new guidance eliminates the current classification of the equity securities as trading or available-for-sale and requires that an entity reports all equity securities (except those accounted for under the equity method of accounting, or those that result in consolidation of the investee) at fair value with changes in fair value recognized in income. The new standard is effective on January 1, 2018 and requires a cumulative effective adjustment to be recorded for the impact on adoption. This will not have an impact on the Company's financial statement.

In May 2014, the FASB issued updated guidance on accounting for revenue recognition, which supersedes most existing revenue recognition guidance. The guidance requires an entity to recognize revenue upon the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to, in exchange for those goods or services. The guidance also requires additional disclosures about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments, changes in judgments and assets recognized from cost incurred to obtain or fulfill a contract. The new guidance is effective for interim and annual periods, beginning after December 15, 2017, and may be applied retrospectively or through a cumulative effect adjustment to retained earnings at the date of adoption. The Company plans to adopt the guidance on its required effective date of January 1, 2018. The Company is assessing the impact of this guidance on its financial statement.

6.   Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company's assets and liabilities recorded at fair value, except certain assets for which the NAV per share is used as a practical expedient, are measured and classified in accordance with a fair value hierarchy consisting of three levels based on the observability of the inputs used in measuring the fair value. The level is determined based on the lowest level input that is significant to the fair value measurement.

The levels of the fair value hierarchy are based on the inputs to the valuation as follows:

Level 1   Fair value is based on unadjusted quoted prices for identical assets and liabilities

NYLIFE Distributors LLC
(An affiliate of New York Life Insurance Company)
Notes to Statement of Financial Condition
December 31, 2016

(in thousands)

in an active market. Active markets are defined as a market which many transactions occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2   Observable inputs other than Level 1 prices, such as quoted prices in active markets for similar assets or liabilities; quoted prices in markets that are not active for identical or similar assets, or other model driven inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3   Instruments whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect management's own assumptions in pricing the asset or liability.

Determination of Fair Values

The Company has an established process for determining fair value. Security pricing is applied using a hierarchy approach whereby publically available prices are first sought from third-party pricing services. The Company has investments in affiliated mutual funds which are priced daily with publicly available NAV.

The following table represents the balances of assets measured at fair value on a recurring basis as of December 31, 2016:

	2016							
	Quoted Prices in Active Markets for Identical Assets Level 1		Significant Observable Inputs Level 2		Significant Unobservable Inputs Level 3		Total	
Affiliated mutual funds	$	19,700	$	-	$	-	$	19,700
Cash Equivalents	$	-	$	46,991	$	-	$	46,991
Total assets accounted for at fair value on a recurring basis	$	19,700	$	46,991	$	-	$	66,691

* The Company does not hold any assets for which the NAV per share is used as a practical expedient and for which the fair value hierarchy would not apply

The following is a description of the valuation methodologies used to determine the fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy.

Affiliated Mutual Funds
Mutual Funds are classified as Level 1.

8

NYLIFE Distributors LLC
(An affiliate of New York Life Insurance Company)
Notes to Statement of Financial Condition
December 31, 2016

(in thousands)

Cash Equivalents

These include Treasury bills, commercial paper and other highly liquid instruments. These instruments are classified as Level 2 because they are generally not traded in active markets, however, their fair value is based on observable inputs. The prices are either obtained from a pricing vendor or amortized cost is used as the carrying value approximates fair value.

Transfers between levels

During the year ended December 31, 2016, there were no transfers between Levels 1 and 2. There were no Level 3 assets or liabilities during the year and no transfers into or out of Level 3 during the year. These transfers are assessed at the end of each year.

Non-recurring Fair Value Measurements

The Company may be required, from time to time, to measure certain other assets at fair value on a non-recurring basis in accordance with GAAP. At December 31, 2016, the Company did not have any assets measured at fair value on a non-recurring basis.

The Company's financial instruments that are not recorded at fair value include deferred distribution assets which are long term in nature, receivables and payables which are short term in nature, and the estimated fair values of these assets and liabilities approximate carrying value

7. Related Party Transactions

The Company continues to be dependent on funding from Holdings to finance its various operations. A 14 month capital contribution commitment in the amount of $90 million was approved by the Sole Member of NYLIC on February 22, 2017 covering the periods of January 1, 2017 through February 28, 2018.

The Company is party to service agreements with NYLIC and New York Life Investment Management LLC ("NYL Investments"), a wholly owned subsidiary of Holdings, whereby NYLIC and NYL Investments provide services, including personnel, office, legal, accounting, administrative and other services for which the Company is charged. The Company is charged for these services based upon (a) actual costs incurred, where they are separately identifiable and (b) allocation of costs incurred by NYLIC or NYL Investments developed principally through analyses of time spent on matters relating to the Company. Accrued expenses associated with these agreements were $34,655 and are included in Payable to affiliates in the accompanying Statement of Financial Condition.

The Company earns distribution, service and redemption fees, which are described below, pursuant to the terms of various agreements with several affiliated mutual funds including, MainStay Funds, MainStay VP Funds Trust (the "VP Funds"), MainStay Funds Trust, Private Advisors Alternative Strategies Fund, and Private Advisors Alternative Strategies Master Fund. As distributor of the VP Funds, the Company has entered into various agreements under which certain Funds have adopted Plans of Distribution (the "Plans") pursuant to Rule 12b-1 under the Investment Company Act of 1940. The Plans are required to be approved annually by Trustees of the funds.

The Company receives a distribution fee at either an annualized rate of 0.75% or 0.25% of the average daily net asset value of certain share classes of certain funds under each of the Plans. At

NYLIFE Distributors LLC
(An affiliate of New York Life Insurance Company)
Notes to Statement of Financial Condition
December 31, 2016

(in thousands)

December 31, 2016, amounts receivable under these agreements were $2,895 and are included in Receivable from affiliated mutual funds in the accompanying Statement of Financial Condition.

The Company also receives a service fee at the annualized rate of 0.25% of the average daily net assets of certain share classes of certain funds as compensation for services rendered to shareholders of the funds and the maintenance of shareholder accounts. At December 31, 2016, amounts receivable under these agreements were $4,621, and are included in Receivable from affiliated mutual funds in the accompanying Statement of Financial Condition.

The Company receives an initial sales charge on sales of certain fund shares subject to rates that decline from 5.5% to 0% of the offering price depending on the size of the investment. At December 31, 2016, amounts receivable under these agreements were $420, and are included in Other Assets in the accompanying Statement of Financial Condition.

The Company receives a service fee at the annualized rate of 0.25% of the average daily net assets of the VP Funds Service Class. The VP Funds are an investment option for certain variable annuity and variable life insurance products issued by New York Life Insurance and Annuity Corporation ("NYLIAC"). NYLIAC is a wholly owned subsidiary of NYLIC. Pursuant to a service agreement, the Company pays these service fees to NYLIAC for servicing shareholder accounts. At December 31, 2016, the amounts accrued under this agreement were $3,444 and is included in Receivable from affiliated mutual funds in the accompanying Statement of Financial Condition.

In connection with agreements with certain financial intermediaries, the Company receives from NYLIM Services, a fee attributable to that portion of the administrative and support fees charged to the funds by NYLIM Services, which are related to the portion of such administrative services provided by the financial intermediaries. The Company in connection with these agreements recorded a receivable of $325 at December 31, 2016 and is included in Receivable from affiliates on the accompanying Statement of Financial Condition.

In accordance with the terms of agreements with MacKay Shields LLC ("MacKay"), and GoldPoint Partners LLC, affiliates, the Company pays for supporting and consulting services regarding the procurement of assets to be managed by either an affiliated or unaffiliated investment management company. At December 31, 2016, the Company recorded a receivable from MacKay for $242 and is included in Receivable from affiliated mutual funds, and a payable to MacKay Shields of $33 included in Payable to affiliates in the accompanying Statement of Financial Condition.

NYLIFE Securities LLC ("Securities"), an affiliate, and the Company entered into a soliciting dealer agreement whereby the Company pays Securities a commission for sales of the Funds' shares by registered representatives of Securities. At December 31, 2016, the Company recorded a payable for commissions for $2,112 included in payable to affiliates in the accompanying Statement of Financial Condition. At December 31, 2016, the Company capitalized $2,919 of these commissions which are included in Deferred distribution costs, net of accumulated amortization in the accompanying Statement of Financial Condition.

NYLIFE Distributors LLC
(An affiliate of New York Life Insurance Company)
Notes to Statement of Financial Condition
December 31, 2016

(in thousands)

A summary of the components of the related party transactions for the year ended December 31, 2016, included in the accompanying Statement of Financial Condition are as follows:

Payable to Affiliates

New York Life Investments Management LLC	34,054
New York Life Insurance and Annuity Corporation	3,444
NYLIFE Securities LLC	2,112
New York Life Insurance Company	602
Mackay Shields LLC	33
Total	$ 40,245

In April 2016, NYL Investments pursuant to a Plan of Reorganization, the MainStay Marketfield Fund, a series of the Mainstay Funds Trust, was reorganized into the Marketfield Fund, a newly created series of the Trust for Professional Managers ("TPM"), an open-end registered management investment company not affiliated with New York Life. This reorganization did not result in a significant impact on our regulatory capital or operating loss to the Company.

8. Taxes

Pursuant to the tax allocation agreement (see Note 3- Summary of Significant Accounting Policies), as of December 31, 2016, the Company recorded an income tax payable to NYLIC of $278.

Deferred income taxes are generally recognized, based on enacted tax rates, when assets and liabilities have different values for financial statement and tax purposes. The Company's management has concluded that the deferred tax assets are more likely than not to be realized. Therefore no valuation allowance has been provided. The components of the net deferred tax liability reported as of December 31, 2016 are attributable to the following temporary differences.

Deferred tax liabilities	
Deferred distribution costs - B Shares	(3,835)
Unrealized investment gain	439
Gross deferred tax liability	(3,396)
Net deferred income tax asset / (liability)	(3,396)

As of December 31, 2016, the Company had no federal net operating or capital loss carry forwards as they were fully utilized in the consolidated federal income tax return with NYLIC

As a member of NYLIC's consolidated group, the Company's federal income tax returns are routinely examined by the Internal Revenue Service and provisions are made in the financial statements in anticipation of results of these audits. The IRS has completed audits through 2010 and tax years 2011 through 2013 are currently under examination.

The Company did not have any uncertain tax positions as of December 31, 2016.

NYLIFE Distributors LLC
(An affiliate of New York Life Insurance Company)
Notes to Statement of Financial Condition
December 31, 2016

(in thousands)

9.   Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule ("Rule 15c3-1") under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital. The Company has elected to compute its net capital requirement in accordance with the Alternative Method permitted by the rule. This method requires the maintenance of minimum net capital, as defined, of the greater of 2% of aggregate debit items arising from customer transactions or $250. At December 31, 2016, the Company had net capital, as defined under such rules, of $23,596 which was $23,346 in excess of its required net capital of $250.